UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                      ALANCO ENVIRONMENTAL RESOURCES CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     011612-30-6
                                    (CUSIP Number)

                                Antonio A. Cabral, Jr.
                               Harbinger Capital, L.P.
                                 4635 Executive Drive
                                      Suite 740
                                 San Diego, CA 92121
                                    (415) 658-9039
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 16, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 13
                           Exhibit Index Located on Page 11






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 2 of 12



       1   Name of Reporting Person                     Harbinger Capital, L.P.

           IRS Identification No. of Above Person                    33-0576990

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         7,455,720*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             21.6%*


       14   Type of Reporting Person                                         IA


     *    See Item 5 below






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 3 of 12



       1   Name of Reporting Person                      Antonio A. Cabral, Jr.

           IRS Identification No. of Above Person                           N/A

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                          U.S.A.



                          7    Sole Voting Power                         14,000

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    14,000
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         7,469,720*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11            21.65%*


       14   Type of Reporting Person                                         IN


     *    See Item 5 below






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 4 of 12



       1   Name of Reporting Person                        Antonio Cabral Corp.

           IRS Identification No. of Above Person                    33-0576933

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-*

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY      9    Sole Dispositive Power                  -0-*
       OWNED BY EACH
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         7,455,720*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11             21.6%*


       14   Type of Reporting Person                                         CO


     *    See Item 5 below






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 5 of 12



       1   Name of Reporting Person                    Harbinger Partners, L.P.

           IRS Identification No. of Above Person                    33-0567935

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-*

         NUMBER OF        8    Shared Voting Power                   1,881,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,881,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         1,881,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11              5.5%*


       14   Type of Reporting Person                                         PN


     *    See Item 5 below






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 6 of 12



       1   Name of Reporting Person                       The Athena Fund, Ltd.

           IRS Identification No. of Above Person                           N/A

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                  Cayman Islands



                          7    Sole Voting Power                       -0-*

         NUMBER OF        8    Shared Voting Power                   3,297,420*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,297,420*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         3,297,420*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             9.56%*


       14   Type of Reporting Person                                         OO


     *    See Item 5 below






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 7 of 12


             Item 1.  Security and Issuer

             This Schedule 13D relates to shares of Common Stock (the "Common Stock") of Alanco Environmental Resources Corporation, an Arizona corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 15900 North 78th Street, Suite 101, Scottsdale, Arizona 85269.

             Item 2.   Identity and Background

             This Schedule 13D is filed on behalf of Antonio Cabral Corp. (f/k/a Lyons Capital, Inc.), a California corporation ("Cabral Corp"), Harbinger Capital, L.P. (f/k/a Lyons Capital Partners, L.P.), a California limited partnership ("Capital"); Antonio A. Cabral, Jr. ("Cabral"); Harbinger Partners, L.P., a California limited partnership ("Partners"); and The Athena Fund, Ltd., a Cayman Islands company ("Athena").

             Cabral is the sole shareholder, sole director, Chief Executive Officer, Secretary and Chief Financial Officer of Cabral Corp. Cabral Corp.'s only business is acting as the sole general partner of Capital. Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Its sole business is to act as the sole general partner of Partners and as investment adviser to various managed accounts. Partners is a California limited partnership whose principal business is investing in securities. The principal business address of Cabral, Cabral Corp, Capital and Partners is 4365 Executive Drive, Suite 740, San Diego, California 92121.

             Athena is a Cayman Islands-based company whose sole business is investing in securities. The principal business office of Athena is British American Center, First Floor, Dr. Roy's Drive, P.O. Box 2003, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

             None of the Reporting Persons has been convicted, during the past five years, of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 8 of 12


             Item 3.   Source and Amount of Funds or Other Consideration

             As of the date hereof, the Reporting Persons beneficially own in the aggregate 7,469,720 shares. Of those shares, 1,881,500 are owned by Partners, 3,297,420 are owned by Athena, 2,276,500 are held in managed accounts for which Capital acts as investment adviser and Cabral owns 14,000 shares as a personal investment. 7,205,720 of the Shares deemed to be beneficially owned by Capital and Cabral Corp., including the shares owned by Partners and Athena, were purchased in open market transactions and 250,000 of such Shares were purchased in 1995 on behalf of Athena in a private placement transaction. The average price per share of all such Shares is $2.15 for aggregate cost of $16,024,951. The shares owned directly by Cabral were purchased in open market transactions at an average price per share of $1.64 for an aggregate cost of $22,967.50. The funds for the purchase of shares held by Partners and Athena were working capital obtained from the contributions of their various equity owners and from the proceeds those entities' operations. The funds for the acquisition of the shares held by the managed accounts and by Cabral came from their own funds.

             Item 4.   Purpose of Transaction.

             The Reporting Persons acquired and hold the Common Stock for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as applicable. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Capital has communicated with the Issuer concerning a range of issues it believes could favorably affect both management focus and shareholder value, and may continue such communications. Capital is evaluating various alternatives to accomplish those goals, including some that could involve changes in management or membership on the Board of Directors, and could take actions that would have such consequences.

             Item 5.   Interest in Securities of the Issuer

             (a), (b) According to the Issuer's most-recent Form 10-Q, there were 34,508,875 shares of Common Stock issued and outstanding as most recent Form 10-Q, of April 30, 1996.
             Based on such information, after taking into account the






     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 9 of 12


             transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                          Shares of
                                           Common           Percentage
              Name                       Stock Owned           Owned

              Partners                   1,881,500             5.5%

              Athena                     3,297,420            9.56%

              Accounts Managed by        2,276,500             6.6%
              Capital
              Cabral                        14,000            0.04%

                        Total            7,469,720            21.65%
                                         =========            ======

             Pursuant to the Agreements of Limited Partnership of Partners and Fairbanks and certain Investment Management Agreements between Capital, as investment adviser, and Athena and the other accounts managed by Capital, voting and investment power concerning the above shares are held solely by Capital.

             (c) During the last 60 days, none of the Reporting Persons has purchased any shares of the Issuer's Common Stock on the open market.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

             Except as described in Item 5 above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             Item 7.   Material to be Filed as Exhibits

             Exhibit A      Joint Filing Undertaking.






     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 10 of 12


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  April 16, 1997.


             THE ATHENA FUND                 HARBINGER CAPITAL, L.P.


             By:/s/ Antonio A. Cabral, Jr.   By:/s/ Antonio A. Cabral, Jr.
                __________________________      __________________________
                  Antonio A. Cabral, Jr.          Antonio A. Cabral, Jr.
                  Attorney in Fact                Attorney in Fact


             ANTONIO CABRAL CORP.            HARBINGER PARTNERS, L.P.


             By:/s/ Antonio A. Cabral, Jr.   By:/s/ Antonio A. Cabral, Jr.
                __________________________      __________________________
                  Antonio A. Cabral, Jr.          Antonio A. Cabral, Jr.
                  President                       Attorney in Fact


                                             /s/ Antonio A. Cabral, Jr.
                                             _____________________________
                                             ANTONIO A. CABRAL, JR.






     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 11 of 12


                                     EXHIBIT INDEX


             Exhibit A          Joint Filing Undertaking           Page 12






     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 12 of 12


                                JOINT FILING UNDERTAKING

                       The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to the Schedule to Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

             DATED:  April 16, 1997.


             THE ATHENA FUND                 HARBINGER CAPITAL, L.P.


             By:/s/ Antonio A. Cabral, Jr.   By:/s/ Antonio A. Cabral, Jr.
                __________________________      __________________________
                  Antonio A. Cabral, Jr.          Antonio A. Cabral, Jr.
                  Attorney in Fact                Attorney in Fact


             ANTONIO CABRAL CORP.            HARBINGER PARTNERS, L.P.


             By:/s/ Antonio A. Cabral, Jr.   By:/s/ Antonio A. Cabral, Jr.
                __________________________      __________________________
                  Antonio A. Cabral, Jr.          Antonio A. Cabral, Jr.
                  President                       Attorney in Fact


                                             /s/ Antonio A. Cabral, Jr.
                                             _____________________________
                                             ANTONIO A. CABRAL, JR.